Filed by SANUWAVE Health, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: SANUWAVE Health, Inc.
Commission File No.: 000-52985

The following letter is being sent to holders of certain outstanding warrants issued by SANUWAVE Health, Inc. in August 2022:

October [●], 2023

Greetings,

We hope this communication finds you well.

We are writing because you are a holder of certain outstanding Sanuwave warrants issued in August 2022 and as you have likely seen Sanuwave has announced its intent to merge into a subsidiary of SEP Acquisition Corporation (SEPA) in order to become a Nasdaq traded company and as a means to restructure and simplify its capital structure.

We at Sanuwave are very excited about what this transaction would mean for our employees, stockholders, and our ability to grow and better serve the wound care market, but what does it mean for you as a warrant holder?

Sanuwave is being valued at a total enterprise value of $125 million in the transaction and holders of Sanuwave common stock will upon consummation of the merger receive shares of SEPA Class A common stock in exchange for their existing holdings.  It is intended that the SEPA Class A common stock will trade on the Nasdaq under the symbol “SNWV” following the consummation of the merger.  The manner in which the merger consideration will be allocated among the various Sanuwave stakeholders will work as follows:

All Sanuwave shares and in-the-money share equivalents (i.e., warrants, options and convertible notes) will be aggregated into a pool.  The merger consideration (i.e., shares of SEPA Class A common stock valued at $10 per share) will be allocated equally among these shares and share equivalents on a pro rata basis.

In connection with the possible transaction, Sanuwave is offering one of two options with relation to your outstanding August 2022 warrants.

Sanuwave believes that acceptance of Option #2 is highly attractive to investors and intends it as an inducement to achieve the 80% participation rates of both note and warrant conversion that are closing conditions for the transaction with SEPA.  Several of the largest note holders, including Manchester Management Company, LLC (and its affiliates), have already committed to participate in the exchange.

Option #1:
You can do nothing.  Your outstanding notes and/or warrants will automatically be converted into notes and/or warrants in the combined company and their conversion or strike prices as well as the number of underlying shares will be adjusted accordingly.  This will make the conversion price of the notes $12.12 (i.e., $12.12 is the denominator by which the principal and accrued, unpaid interest of the applicable note will be divided at conversion), the strike price of the warrants will become $12.12 (for the 4¢ warrants) and $20.30 (for the 6.7¢ warrants), and the number of shares underlying the warrants will be adjusted down by a factor of 0.0033 (i.e., each 303 outstanding warrants to purchase one share of Sanuwave common stock will become one warrant to purchase one share of SEPA class A common stock), all to accommodate the new $10 stock price and lower share count and in accordance with the terms of the note and warrant documents. Please note the numbers included in this Option #1 are subject to the same assumptions set out in the table on page 2.

Option #2:
You can accept the following offer from Sanuwave to exchange your outstanding notes and/or warrants for shares of Sanuwave common stock that will be converted into shares of the combined company Class A common stock (each at $10 per share) in accordance with the following economics and terms, all of which will only be effected upon closing of the SEPA merger and not otherwise:

•
Each outstanding note will be fully accelerated to maturity (with 15% interest paid on the outstanding principal) and then converted (per the terms of the note) into Sanuwave shares at 4¢ per share.  Therefore, each 4¢ invested in the note will yield 1.15 shares of Sanuwave common stock.

•	Each warrant with a 4¢ strike price will be exchanged for 0.9 shares of Sanuwave common stock per share subject to such warrant.
•	Each warrant with a 6.7¢ strike price will be exchanged for 0.85 shares of Sanuwave common stock per share subject to such warrant.
•
Thus, in aggregate, each 4¢ invested in the Sanuwave notes issued in November 2022 (assuming they have not already converted) and May 2023 or issuable to holders of the Asset-Backed Secured Promissory Notes issued in July 2023 will, upon exchange of the note and warrants associated therewith, be exchanged for 2.9 shares of Sanuwave common stock per 4¢ of principal value.  Those who held notes issued in August 2022 have already received 15% interest and had their notes converted to Sanuwave shares at 4¢ (yielding 1.15 shares per 4¢) and this offer of 1.75 shares in exchange for the two remaining warrants will bring them into parity with other note holders at 2.9 shares per 4¢ of initial investment.

•	These shares will be included in the pool of shares used to determine allocation of the merger consideration of SEPA shares.
•
Assuming 100% acceptance and exchange of the eligible securities by all holders, the value of each share of Sanuwave is anticipated to be approximately 3.3¢ in SEPA Class A common stock (assuming a $10 stock price).  The number included in this paragraph is subject to the same assumptions set out in the table below.

A breakdown of Option #1 vs. Option #2 and their respective quantities and values can be seen in the following table:

* The table above reflects the following assumptions:

•
The conversion rate used to calculate the number of shares of SEPA Class A common stock that you would receive if you select Option #2 assumes the full exchange of (i) all outstanding convertible promissory notes issued in November 2022 and May 2023 and (ii) all outstanding warrants issued in August 2022, September 2022 and May 2023, in each case on the terms offered above, and reflects the per share price of Sanuwave’s common stock as of September 22, 2023, the date the Form S-4 for the proposed business combination was filed with the SEC by SEPA.  The per share price of Sanuwave’s common stock is likely to fluctuate between the date of this letter and the expected closing of the proposed business combination, and we cannot predict at this time which, if any, holders of Sanuwave securities will accept the offer above.

•
The estimated value of shares of SEPA Class A common stock after the closing of the proposed business combination assumes a $10 per share price of SEPA Class A common stock.  The per share price of SEPA’s Class A common stock is likely to fluctuate between the date of this letter and the expected closing of the proposed business combination.

Please mark, date and sign your election of Option #1 or Option #2 on the attached signature page. Your election relates to all of the outstanding August 2022 Sanuwave warrants you currently hold and will be deemed binding, but the exchange will only be effected upon closing of the SEPA transaction and not otherwise.

All completed election forms should be returned to Sanuwave via email at investors@sanuwave.com. If you have any questions before completing your form, please send your questions to investors@sanuwave.com.

If you do not respond to this communication by the close of business on October 27, 2023, you will be deemed to have chosen Option #1.

More information on the proposed SEPA merger can be found in the Form 8-K filed by Sanuwave on August 23, 2023, which can be accessed through the following link: Inline XBRL Viewer (sec.gov).

The proposed Form S-4 for the transaction that was filed with the SEC on September 22, 2023 can be found here: Inline XBRL Viewer (sec.gov).

Before making an election, please make sure you have read and understand the documents associated with your outstanding Sanuwave notes and/or warrants as well as the proposed merger with SEPA, which includes, but is not limited to, the two documents referenced above.

****

Please complete this election form by signing, dating and indicating whether you elect Option #1 or Option #2 as it relates to how your outstanding Sanuwave August 2022 warrants will be treated upon consummation of the planned merger with SEPA.

I hereby elect Option #1 (Do nothing and your outstanding August 2022 Sanuwave warrants will automatically be converted into the warrants of the combined company as set forth in the table under Option #1 above): ☐

I hereby elect Option #2 (Accept the offer to exchange your August 2022 Sanuwave warrants into shares of Sanuwave common stock, which will be converted into shares of the combined company Class A common stock as set forth in the table under Option #2 above): ☐

Signature:
Name:
Title:
Date:

The following letter is being sent to holders of certain outstanding convertible notes and warrants issued by SANUWAVE Health, Inc. in November 2022:

October [●], 2023

Greetings,

We hope this communication finds you well.

We are writing because you are a holder of certain outstanding Sanuwave notes and warrants issued in November 2022 and as you have likely seen Sanuwave has announced its intent to merge into a subsidiary of SEP Acquisition Corporation (SEPA) in order to become a Nasdaq traded company and as a means to restructure and simplify its capital structure.

We at Sanuwave are very excited about what this transaction would mean for our employees, stockholders, and our ability to grow and better serve the wound care market, but what does it mean for you as a note and warrant holder?

Sanuwave is being valued at a total enterprise value of $125 million in the transaction and holders of Sanuwave common stock will upon consummation of the merger receive shares of SEPA Class A common stock in exchange for their existing holdings. It is intended that the SEPA Class A common stock will trade on the Nasdaq under the symbol “SNWV” following the consummation of the merger. The manner in which the merger consideration will be allocated among the various Sanuwave stakeholders will work as follows:

All Sanuwave shares and in-the-money share equivalents (i.e., warrants, options and convertible notes) will be aggregated into a pool.  The merger consideration (i.e., shares of SEPA Class A common stock valued at $10 per share) will be allocated equally among these shares and share equivalents on a pro rata basis.

In connection with the possible transaction, Sanuwave is offering one of two options with relation to your outstanding November 2022 notes and warrants.

Sanuwave believes that acceptance of Option #2 is highly attractive to investors and intends it as an inducement to achieve the 80% participation rates of both note and warrant conversion that are closing conditions for the transaction with SEPA.  Several of the largest note holders, including Manchester Management Company, LLC (and its affiliates), have already committed to participate in the exchange.

Option #1:
You can do nothing.  Your outstanding notes and warrants will automatically be converted into notes and warrants in the combined company and their conversion or strike prices as well as the number of underlying shares will be adjusted accordingly.  This will make the conversion price of the notes $12.12 (i.e., $12.12 is the denominator by which the principal and accrued, unpaid interest of the applicable note will be divided at conversion), the strike price of the warrants will become $12.12 (for the 4¢ warrants) and $20.30 (for the 6.7¢ warrants), and the number of shares underlying the warrants will be adjusted down by a factor of 0.0033 (i.e., each 303 outstanding warrants to purchase one share of Sanuwave common stock will become one warrant to purchase one share of SEPA class A common stock), all to accommodate the new $10 stock price and lower share count and in accordance with the terms of the note and warrant documents. Please note the numbers included in this Option #1 are subject to the same assumptions set out in the table on page 2.

Option #2:
You can accept the following offer from Sanuwave to exchange your outstanding notes and warrants for shares of Sanuwave common stock that will be converted into shares of the combined company Class A common stock (each at $10 per share) in accordance with the following economics and terms, all of which will only be effected upon closing of the SEPA merger and not otherwise:

•
Each outstanding note will be fully accelerated to maturity (with 15% interest paid on the outstanding principal) and then converted (per the terms of the note) into Sanuwave shares at 4¢ per share.  Therefore, each 4¢ invested in the note will yield 1.15 shares of Sanuwave common stock.

•	Each warrant with a 4¢ strike price will be exchanged for 0.9 shares of Sanuwave common stock per share subject to such warrant.
•	Each warrant with a 6.7¢ strike price will be exchanged for 0.85 shares of Sanuwave common stock per share subject to such warrant.
•
Thus, in aggregate, each 4¢ invested in the Sanuwave notes issued in November 2022 (assuming they have not already converted) and May 2023 or issuable to holders of the Asset-Backed Secured Promissory Notes issued in July 2023 will, upon exchange of the note and warrants associated therewith, be exchanged for 2.9 shares of Sanuwave common stock per 4¢ of principal value.  Those who held notes issued in August 2022 have already received 15% interest and had their notes converted to Sanuwave shares at 4¢ (yielding 1.15 shares per 4¢) and this offer of 1.75 shares in exchange for the two remaining warrants will bring them into parity with other note holders at 2.9 shares per 4¢ of initial investment.

•	These shares will be included in the pool of shares used to determine allocation of the merger consideration of SEPA shares.
•
Assuming 100% acceptance and exchange of the eligible securities by all holders, the value of each share of Sanuwave is anticipated to be approximately 3.3¢ in SEPA Class A common stock (assuming a $10 stock price).  The number included in this paragraph is subject to the same assumptions set out in the table below.

A breakdown of Option #1 vs. Option #2 and their respective quantities and values can be seen in the following table:

* The table above reflects the following assumptions:

•
The conversion rate used to calculate the number of shares of SEPA Class A common stock that you would receive if you select Option #2 assumes the full exchange of (i) all outstanding convertible promissory notes issued in November 2022 and May 2023 and (ii) all outstanding warrants issued in August 2022, September 2022 and May 2023, in each case on the terms offered above, and reflects the per share price of Sanuwave’s common stock as of September 22, 2023, the date the Form S-4 for the proposed business combination was filed with the SEC by SEPA.  The per share price of Sanuwave’s common stock is likely to fluctuate between the date of this letter and the expected closing of the proposed business combination, and we cannot predict at this time which, if any, holders of Sanuwave securities will accept the offer above.

•
The estimated value of shares of SEPA Class A common stock after the closing of the proposed business combination assumes a $10 per share price of SEPA Class A common stock.  The per share price of SEPA’s Class A common stock is likely to fluctuate between the date of this letter and the expected closing of the proposed business combination.

Please mark, date and sign your election of Option #1 or Option #2 on the attached signature page. Your election relates to all of the outstanding November 2022 Sanuwave notes and warrants you currently hold and will be deemed binding, but the exchange will only be effected upon closing of the SEPA transaction and not otherwise.

All completed election forms should be returned to Sanuwave via email at investors@sanuwave.com. If you have any questions before completing your form, please send your questions to investors@sanuwave.com.

If you do not respond to this communication by the close of business on October 27, 2023, you will be deemed to have chosen Option #1.

More information on the proposed SEPA merger can be found in the Form 8-K filed by Sanuwave on August 23, 2023, which can be accessed through the following link: Inline XBRL Viewer (sec.gov).

The proposed Form S-4 for the transaction that was filed with the SEC on September 22, 2023 can be found here: Inline XBRL Viewer (sec.gov).

Before making an election, please make sure you have read and understand the documents associated with your outstanding Sanuwave notes and warrants as well as the proposed merger with SEPA, which includes, but is not limited to, the two documents referenced above.

****

Please complete this election form by signing, dating and indicating whether you elect Option #1 or Option #2 as it relates to how your outstanding Sanuwave November 2022 notes and warrants will be treated upon consummation of the planned merger with SEPA.

I hereby elect Option #1 (Do nothing and your outstanding November 2022 Sanuwave notes and warrants will automatically be converted into the notes and warrants of the combined company as set forth in the table under Option #1 above): ☐

I hereby elect Option #2 (Accept the offer to exchange your November 2022 Sanuwave notes and warrants into shares of Sanuwave common stock, which will be converted into shares of the combined company Class A common stock as set forth in the table under Option #2 above): ☐

Signature:
Name:
Title:
Date:

The following letter is being sent to holders of certain outstanding convertible notes and warrants issued by SANUWAVE Health, Inc. in May 2023:

October [●], 2023

Greetings,

We hope this communication finds you well.

We are writing because you are a holder of certain outstanding Sanuwave notes and warrants issued in May 2023 and as you have likely seen Sanuwave has announced its intent to merge into a subsidiary of SEP Acquisition Corporation (SEPA) in order to become a Nasdaq traded company and as a means to restructure and simplify its capital structure.

We at Sanuwave are very excited about what this transaction would mean for our employees, stockholders, and our ability to grow and better serve the wound care market, but what does it mean for you as a note and warrant holder?

Sanuwave is being valued at a total enterprise value of $125 million in the transaction and holders of Sanuwave common stock will upon consummation of the merger receive shares of SEPA Class A common stock in exchange for their existing holdings. It is intended that the SEPA Class A common stock will trade on the Nasdaq under the symbol “SNWV” following the consummation of the merger. The manner in which the merger consideration will be allocated among the various Sanuwave stakeholders will work as follows:

All Sanuwave shares and in-the-money share equivalents (i.e., warrants, options and convertible notes) will be aggregated into a pool.  The merger consideration (i.e., shares of SEPA Class A common stock valued at $10 per share) will be allocated equally among these shares and share equivalents on a pro rata basis.

In connection with the possible transaction, Sanuwave is offering one of two options with relation to your outstanding May 2023 notes and warrants.

Sanuwave believes that acceptance of Option #2 is highly attractive to investors and intends it as an inducement to achieve the 80% participation rates of both note and warrant conversion that are closing conditions for the transaction with SEPA.  Several of the largest note holders, including Manchester Management Company, LLC (and its affiliates), have already committed to participate in the exchange.

Option #1:
You can do nothing.  Your outstanding notes and warrants will automatically be converted into notes and warrants in the combined company and their conversion or strike prices as well as the number of underlying shares will be adjusted accordingly.  This will make the conversion price of the notes $12.12 (i.e., $12.12 is the denominator by which the principal and accrued, unpaid interest of the applicable note will be divided at conversion), the strike price of the warrants will become $12.12 (for the 4¢ warrants) and $20.30 (for the 6.7¢ warrants), and the number of shares underlying the warrants will be adjusted down by a factor of 0.0033 (i.e., each 303 outstanding warrants to purchase one share of Sanuwave common stock will become one warrant to purchase one share of SEPA class A common stock), all to accommodate the new $10 stock price and lower share count and in accordance with the terms of the note and warrant documents. Please note the numbers included in this Option #1 are subject to the same assumptions set out in the table on page 2.

Option #2:
You can accept the following offer from Sanuwave to exchange your outstanding notes and warrants for shares of Sanuwave common stock that will be converted into shares of the combined company Class A common stock (each at $10 per share) in accordance with the following economics and terms, all of which will only be effected upon closing of the SEPA merger and not otherwise:

•
Each outstanding note will be fully accelerated to maturity (with 15% interest paid on the outstanding principal) and then converted (per the terms of the note) into Sanuwave shares at 4¢ per share.  Therefore, each 4¢ invested in the note will yield 1.15 shares of Sanuwave common stock.

•	Each warrant with a 4¢ strike price will be exchanged for 0.9 shares of Sanuwave common stock per share subject to such warrant.
•	Each warrant with a 6.7¢ strike price will be exchanged for 0.85 shares of Sanuwave common stock per share subject to such warrant.
•
Thus, in aggregate, each 4¢ invested in the Sanuwave notes issued in November 2022 (assuming they have not already converted) and May 2023 or issuable to holders of the Asset-Backed Secured Promissory Notes issued in July 2023 will, upon exchange of the note and warrants associated therewith, be exchanged for 2.9 shares of Sanuwave common stock per 4¢ of principal value.  Those who held notes issued in August 2022 have already received 15% interest and had their notes converted to Sanuwave shares at 4¢ (yielding 1.15 shares per 4¢) and this offer of 1.75 shares in exchange for the two remaining warrants will bring them into parity with other note holders at 2.9 shares per 4¢ of initial investment.

•	These shares will be included in the pool of shares used to determine allocation of the merger consideration of SEPA shares.
•
Assuming 100% acceptance and exchange of the eligible securities by all holders, the value of each share of Sanuwave is anticipated to be approximately 3.3¢ in SEPA Class A common stock (assuming a $10 stock price).  The number included in this paragraph is subject to the same assumptions set out in the table below.

A breakdown of Option #1 vs. Option #2 and their respective quantities and values can be seen in the following table:

* The table above reflects the following assumptions:

•
The conversion rate used to calculate the number of shares of SEPA Class A common stock that you would receive if you select Option #2 assumes the full exchange of (i) all outstanding convertible promissory notes issued in November 2022 and May 2023 and (ii) all outstanding warrants issued in August 2022, September 2022 and May 2023, in each case on the terms offered above, and reflects the per share price of Sanuwave’s common stock as of September 22, 2023, the date the Form S-4 for the proposed business combination was filed with the SEC by SEPA.  The per share price of Sanuwave’s common stock is likely to fluctuate between the date of this letter and the expected closing of the proposed business combination, and we cannot predict at this time which, if any, holders of Sanuwave securities will accept the offer above.

•
The estimated value of shares of SEPA Class A common stock after the closing of the proposed business combination assumes a $10 per share price of SEPA Class A common stock.  The per share price of SEPA’s Class A common stock is likely to fluctuate between the date of this letter and the expected closing of the proposed business combination.

Please mark, date and sign your election of Option #1 or Option #2 on the attached signature page. Your election relates to all of the outstanding May 2023 Sanuwave notes and warrants you currently hold and will be deemed binding, but the exchange will only be effected upon closing of the SEPA transaction and not otherwise.

All completed election forms should be returned to Sanuwave via email at investors@sanuwave.com. If you have any questions before completing your form, please send your questions to investors@sanuwave.com.

If you do not respond to this communication by the close of business on October 27, 2023, you will be deemed to have chosen Option #1.

More information on the proposed SEPA merger can be found in the Form 8-K filed by Sanuwave on August 23, 2023, which can be accessed through the following link: Inline XBRL Viewer (sec.gov).

The proposed Form S-4 for the transaction that was filed with the SEC on September 22, 2023 can be found here: Inline XBRL Viewer (sec.gov).

Before making an election, please make sure you have read and understand the documents associated with your outstanding Sanuwave notes and warrants as well as the proposed merger with SEPA, which includes, but is not limited to, the two documents referenced above.

****

Please complete this election form by signing, dating and indicating whether you elect Option #1 or Option #2 as it relates to how your outstanding Sanuwave May 2023 notes and warrants will be treated upon consummation of the planned merger with SEPA.

I hereby elect Option #1 (Do nothing and your outstanding May 2023 Sanuwave notes and warrants will automatically be converted into the notes and warrants of the combined company as set forth in the table under Option #1 above): ☐

I hereby elect Option #2 (Accept the offer to exchange your May 2023 Sanuwave notes and warrants into shares of Sanuwave common stock, which will be converted into shares of the combined company Class A common stock as set forth in the table under Option #2 above): ☐

Signature:
Name:
Title:
Date:

The following letter is being sent to holders of certain outstanding notes issued by SANUWAVE Health, Inc. in July 2023:

October [●], 2023

Greetings,

We hope this communication finds you well.

We are writing because you are a holder of certain outstanding Sanuwave notes issued in July 2023 and as you have likely seen Sanuwave has announced its intent to merge into a subsidiary of SEP Acquisition Corporation (SEPA) in order to become a Nasdaq traded company and as a means to restructure and simplify its capital structure.

We at Sanuwave are very excited about what this transaction would mean for our employees, stockholders, and our ability to grow and better serve the wound care market, but what does it mean for you as a note and warrant holder?

Sanuwave is being valued at a total enterprise value of $125 million in the transaction and holders of Sanuwave common stock will upon consummation of the merger receive shares of SEPA Class A common stock in exchange for their existing holdings. It is intended that the SEPA Class A common stock will trade on the Nasdaq under the symbol “SNWV” following the consummation of the merger. The manner in which the merger consideration will be allocated among the various Sanuwave stakeholders will work as follows:

All Sanuwave shares and in-the-money share equivalents (i.e., warrants, options and convertible notes) will be aggregated into a pool.  The merger consideration (i.e., shares of SEPA Class A common stock valued at $10 per share) will be allocated equally among these shares and share equivalents on a pro rata basis.

In connection with the possible transaction, Sanuwave is offering one of two options with relation to your outstanding July 2023 notes.

Sanuwave believes that acceptance of Option #2 is highly attractive to investors and intends it as an inducement to achieve the 80% participation rates of both note and warrant conversion that are closing conditions for the transaction with SEPA.  Several of the largest note holders, including Manchester Management Company, LLC (and its affiliates), have already committed to participate in the exchange.

Option #1:
You can do nothing.  Your outstanding notes and warrants will automatically be converted into notes and warrants in the combined company and their conversion or strike prices as well as the number of underlying shares will be adjusted accordingly.  This will make the conversion price of the notes $12.12 (i.e., $12.12 is the denominator by which the principal and accrued, unpaid interest of the applicable note will be divided at conversion), the strike price of the warrants will become $12.12 (for the 4¢ warrants) and $20.30 (for the 6.7¢ warrants), and the number of shares underlying the warrants will be adjusted down by a factor of 0.0033 (i.e., each 303 outstanding warrants to purchase one share of Sanuwave common stock will become one warrant to purchase one share of SEPA class A common stock), all to accommodate the new $10 stock price and lower share count and in accordance with the terms of the note and warrant documents. Please note the numbers included in this Option #1 are subject to the same assumptions set out in the table on page 2.

Option #2:
You can accept the following offer from Sanuwave to exchange your outstanding notes and warrants for shares of Sanuwave common stock that will be converted into shares of the combined company Class A common stock (each at $10 per share) in accordance with the following economics and terms, all of which will only be effected upon closing of the SEPA merger and not otherwise:

•
Each outstanding note will be fully accelerated to maturity (with 15% interest paid on the outstanding principal) and then converted (per the terms of the note) into Sanuwave shares at 4¢ per share.  Therefore, each 4¢ invested in the note will yield 1.15 shares of Sanuwave common stock.

•	Each warrant with a 4¢ strike price will be exchanged for 0.9 shares of Sanuwave common stock per share subject to such warrant.
•	Each warrant with a 6.7¢ strike price will be exchanged for 0.85 shares of Sanuwave common stock per share subject to such warrant.
•
Thus, in aggregate, each 4¢ invested in the Sanuwave notes issued in November 2022 (assuming they have not already converted) and May 2023 or issuable to holders of the Asset-Backed Secured Promissory Notes issued in July 2023 will, upon exchange of the note and warrants associated therewith, be exchanged for 2.9 shares of Sanuwave common stock per 4¢ of principal value.  Those who held notes issued in August 2022 have already received 15% interest and had their notes converted to Sanuwave shares at 4¢ (yielding 1.15 shares per 4¢) and this offer of 1.75 shares in exchange for the two remaining warrants will bring them into parity with other note holders at 2.9 shares per 4¢ of initial investment.

•	These shares will be included in the pool of shares used to determine allocation of the merger consideration of SEPA shares.
•
Assuming 100% acceptance and exchange of the eligible securities by all holders, the value of each share of Sanuwave is anticipated to be approximately 3.3¢ in SEPA Class A common stock (assuming a $10 stock price).  The number included in this paragraph is subject to the same assumptions set out in the table below.

A breakdown of Option #1 vs. Option #2 and their respective quantities and values can be seen in the following table:

* The table above reflects the following assumptions:

•
The conversion rate used to calculate the number of shares of SEPA Class A common stock that you would receive if you select Option #2 assumes the full exchange of (i) all outstanding convertible promissory notes issued in November 2022 and May 2023 and (ii) all outstanding warrants issued in August 2022, September 2022 and May 2023, in each case on the terms offered above, and reflects the per share price of Sanuwave’s common stock as of September 22, 2023, the date the Form S-4 for the proposed business combination was filed with the SEC by SEPA.  The per share price of Sanuwave’s common stock is likely to fluctuate between the date of this letter and the expected closing of the proposed business combination, and we cannot predict at this time which, if any, holders of Sanuwave securities will accept the offer above.

•
The estimated value of shares of SEPA Class A common stock after the closing of the proposed business combination assumes a $10 per share price of SEPA Class A common stock.  The per share price of SEPA’s Class A common stock is likely to fluctuate between the date of this letter and the expected closing of the proposed business combination.

Please mark, date and sign your election of Option #1 or Option #2 on the attached signature page. Your election relates to all of the outstanding July 2023 Sanuwave notes you currently hold and will be deemed binding, but the exchange will only be effected upon closing of the SEPA transaction and not otherwise.

All completed election forms should be returned to Sanuwave via email at investors@sanuwave.com. If you have any questions before completing your form, please send your questions to investors@sanuwave.com.

If you do not respond to this communication by the close of business on October 27, 2023, you will be deemed to have chosen Option #1.

More information on the proposed SEPA merger can be found in the Form 8-K filed by Sanuwave on August 23, 2023, which can be accessed through the following link: Inline XBRL Viewer (sec.gov).

The proposed Form S-4 for the transaction that was filed with the SEC on September 22, 2023 can be found here: Inline XBRL Viewer (sec.gov).

Before making an election, please make sure you have read and understand the documents associated with your outstanding Sanuwave notes and warrants as well as the proposed merger with SEPA, which includes, but is not limited to, the two documents referenced above.

****

Please complete this election form by signing, dating and indicating whether you elect Option #1 or Option #2 as it relates to how your outstanding Sanuwave July 2023 notes will be treated upon consummation of the planned merger with SEPA.

I hereby elect Option #1 (Do nothing and your outstanding July 2023 Sanuwave securities will automatically be converted into the notes and warrants of the combined company as set forth in the table under Option #1 above): ☐

I hereby elect Option #2 (Accept the offer to exchange your July 2023 Sanuwave securities into shares of Sanuwave common stock, which will be converted into shares of the combined company Class A common stock as set forth in the table under Option #2 above): ☐

Signature:
Name:
Title:
Date:

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of SANUWAVE Health, Inc. (“SANUWAVE”) and SEP Acquisition Corp. (“SEPA”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, the satisfaction of the closing conditions to the proposed transactions between SANUWAVE and SEPA (the “Transactions”), the timing of the closing of the Transactions and expected results for the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of SANUWAVE and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the inability to consummate the Transactions, including due to any failure to obtain approval of the stockholders of SANUWAVE or the stockholders and warrant holders of SEPA or other conditions to the closing in the merger agreement, such as the requirements that (i) SANUWAVE obtain the approval of the holders of 80% of its outstanding convertible promissory notes and warrants to convert such securities into shares of SANUWAVE’s common stock immediately prior to the closing and (ii) SEPA shall have at least $12.0 million at closing resulting from proceeds of (a) SEPA’s Class A common stock that has not been redeemed and (b) a private placement; (3) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transactions; (4) the inability to obtain or maintain the listing of SEPA’s securities on Nasdaq following the Transactions; (5) costs related to the Transactions; (6) changes in applicable laws or regulations; (7) the possibility that SANUWAVE or SEPA may be adversely affected by other economic, business, and/or competitive factors; and (8) other risks and uncertainties identified in the registration statement/proxy statement relating to the Transactions, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (the “SEC”) made by SANUWAVE and SEPA. SANUWAVE and SEPA caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SANUWAVE nor SEPA undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by SANUWAVE. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and SANUWAVE undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information About the Transactions and Where to Find It

In connection with the Transactions, SEPA has filed with the SEC a preliminary Form S-4 registration statement, which includes a preliminary prospectus with respect to SEPA’s securities to be issued in connection with the proposed merger and a preliminary proxy statement with respect to SEPA’s stockholder meeting at which SEPA’s stockholders will be asked to vote on the proposed merger and related matters and SEPA’s warrant holders meeting at which SEPA warrant holders will be asked to vote on an amendment to the warrant agreement governing the warrants. In addition, SANUWAVE will file a proxy statement with respect to SANUWAVE’s stockholder meeting at which SANUWAVE’s stockholders will be asked to vote on the proposed merger and related matters.  SANUWAVE’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE FORM S-4 AND THE AMENDMENTS THERETO, THE PROXY STATEMENT AND OTHER INFORMATION FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS, AS THESE MATERIALS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SANUWAVE, SEPA AND THE TRANSACTIONS. When available, the proxy statement and other relevant materials for the Transactions will be mailed to stockholders of SANUWAVE as of a record date to be established for voting on the proposed Merger and related matters. The preliminary Form S-4 registration statement and preliminary proxy statements, the final Form S-4 registration statement and definitive proxy statements and other relevant materials in connection with the Transactions (when they become available), and any other documents filed by SANUWAVE with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, the documents filed by SANUWAVE may be obtained free of charge from SANUWAVE at https://sanuwave.com/. SANUWAVE’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to SANUWAVE at 11495 Valley View Road, Eden Prairie, Minnesota 55344, or by calling (770) 419-7525.

Participants in Solicitations

SANUWAVE and SEPA and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of SANUWAVE’s common stock in respect of the proposed business combination and from the holders of SEPA’s common stock and warrants, respectively. SANUWAVE’s stockholders and other interested persons may obtain more detailed information regarding the names and interests in the Transactions of SANUWAVE’s directors and executive officers in SANUWAVE’s and SEPA’s filings with the SEC, including the Form S-4 registration statement and proxy statements. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.